EXHIBIT 99.1

NATIVE AMERICAN ENERGY GROUP, INC.
108-18 QUEENS BLVD., SUITE 901
FOREST HILLS, NY  11375
 (718) 408-2323  FAX:  (718) 793-4034

December 16, 2009

FINRA – Corporate Actions Department
Attention:  Shamira Assurian
Via Email:  otccorpactions@finra.org

Re:   De-listing of Native American Energy Group (Symbol: NVMG)

Dear Ms. Assurian,

This letter will serve as notice that Native American Energy Group (“NVMG”) which is listed in the OTC Grey Market under symbol NVMG is a party to a merger that will cause all of the outstanding stock of NVMG to be exchanged for stock of the surviving entity which is also called Native American Energy Group, Inc. currently listed on the OTC Pink Sheets under the symbol NAGP. (“NAGP”).

NOTE: NAGP was formerly called Flight Management International, Inc. and was listed under the symbol FMGM prior to it being changed to Native American Energy Group, Inc and obtaining the new symbol NAGP.

The parties executed a merger which was effective on October 23, 2009 pursuant to Section 253 of the Delaware General Corporation Law.  A copy of the Plan of Merger and Merger Agreement and the Certificate of Merger filed with the Delaware Secretary of State is enclosed with this letter.

The merger was approved by the Board of Directors and Shareholders of NVMG as well as the Board of Directors and Shareholders of the surviving entity NAGP. Copies of the Directors’ and Shareholders’ resolutions are also enclosed with this letter.

As stated in the Merger Agreement and the enclosed resolutions, each share of NVMG will receive .0001 share(s) of NAGP. Any fractional share created as part of the merger or share conversions will be issued one full share.  (10,000 old shares for 1 new share)

After your review of the enclosed information, please take the steps necessary to remove NVMG from quotation on the OTC Grey Market. Should you have any questions or need further information, please contact me via email or by phone at (718) 793-8200.

Very truly yours,

Joseph G. D’Arrigo
Joseph G. D’Arrigo
Chief Executive Officer